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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL RECEIVED FEB 2007 WASHINGTON PROCESSING

SEC FILE NUMBER
8-37437

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING__01/01/06__ AND ENDING__12/31/06__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southpointe Distribution Services Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

Federated Investors Tower   1001 Liberty Avenue
(No. and Street)

Pittsburgh   PA   15222-3779
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Denis McAuley III   412-288-7712
                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst and Young LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2100 One PPG Place   Pittsburgh   PA   15222
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 06 2007

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Denis McAuley III_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Southpointe Distribution Services Inc._____ , as of __December 31_____ , 20_06____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Treasurer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

≡IJ ERNST & YOUNG

■ Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222

■ Phone: (412) 644-7800
www.ey.com

Report of Independent Auditors

Board of Directors
Southpointe Distribution Services Inc.

We have audited the accompanying balance sheet of Southpointe Distribution Services Inc. (the Broker/Dealer) as of December 31, 2006, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Broker/Dealer's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Broker/Dealer's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Broker/Dealer's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southpointe Distribution Services Inc. at December 31, 2006, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 22, 2007

ERNST & YOUNG

■ Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222

☐ Phone: (412) 644-7800
www.ey.com

Supplementary Report of Independent Auditors on Internal Control Required by Rule 17a-5

Board of Directors of
Southpointe Distribution Services Inc.

In planning and performing our audit of the financial statements of Southpointe Distribution Services Inc. (the Broker/Dealer), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Broker/Dealer's internal control. Accordingly, we do not express an opinion on the effectiveness of the Broker/Dealer's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Broker/Dealer, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Broker/Dealer does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Broker/Dealer in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Broker/Dealer is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Broker/Dealer has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Broker/Dealer's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 22, 2007

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Southpointe Distribution Services Inc.

Year ended December 31, 2006
with Report and Supplementary Report of Independent Auditors

SOUTHPOINTE DISTRIBUTION SERVICES INC.
BALANCE SHEET
DECEMBER 31, 2006
(dollars in thousands, except per share data)

Assets:

Cash equivalents	$	74
Receivable from affiliates, net		156
Total assets	$	230

Liabilities:

Total liabilities	$	0

Shareholder's Equity:
Capital stock, par value $1.00 per share-

50,000 shares authorized, issued and outstanding	50
Additional paid-in capital	1,000
Accumulated deficit	(820)
Total shareholder's equity	230

Total liabilities and shareholder's equity	$	230

(The accompanying notes are an integral part of these financial statements.)

SOUTHPOINTE DISTRIBUTION SERVICES INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006
(dollars in thousands)

Commission income	$	20
Operating expenses		1
Operating income		19
Nonoperating Income:		
Dividend income		4
Income before income taxes		23
Income tax provision		12
Net income	$	11

(The accompanying notes are an integral part of these financial statements.)

SOUTHPOINTE DISTRIBUTION SERVICES INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006
(dollars in thousands)

	Capital Stock		Additional Paid-In Capital		Accumulated Deficit		Total Shareholder's Equity
Balance at January 1, 2006................	$	50	$	1,000	$	(831)	$	219
Net income.......................................		0		0		11		11
Balance at December 31, 2006..........	$	50	$	1,000	$	(820)	$	230

(The accompanying notes are an integral part of these financial statements.)

SOUTHPOINTE DISTRIBUTION SERVICES INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006
(dollars in thousands)

Operating activities:		
Net income...	$	11
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Increase in receivable from affiliates, net...		(11)
Net cash provided by operating activities..		0
Cash equivalents, beginning of year..		74
Cash equivalents, end of year..	$	74

SOUTHPOINTE DISTRIBUTION SERVICES INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2006
(dollars in thousands)

Balance at January 1, 2006	$	0
Additions and/or reductions		0
Balance at December 31, 2006	$	0

(The accompanying notes are an integral part of these financial statements.)

SOUTHPOINTE DISTRIBUTION SERVICES INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Nature of Operations

Southpointe Distribution Services, Inc., (the "Company") is an indirect, wholly owned subsidiary of Federated Investors, Inc. ("Federated"). The Company is registered as a broker/dealer primarily for the retail distribution of variable annuity contracts.

(b)   Basis of Presentation

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results may differ from those estimates, and such differences may be material to the financial statements.

(c)   Cash Equivalents

"Cash equivalents" represent an investment in a money market fund that is managed by another subsidiary of Federated. This investment may be redeemed upon demand.

(d)   Revenue Recognition

The Company records commission income earned from marketing-related activities upon receipt.

(e)   Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by Federated. As part of the Federated consolidated group, the Company participates in a tax-sharing agreement. Therefore, although the Company computes its federal income tax provision on a separate-company basis, the tax benefits related to its net operating or capital losses, if any, are recorded by the Company to the extent that the losses can be used to reduce consolidated tax expense. The Company computes and remits state taxes on a separate- or combined-company basis, as required, in compliance with the respective state tax law.

The Company utilizes the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between financial statement carrying amounts and the corresponding tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. These items are measured using enacted rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(f)   Disclosures of Fair Value

Carrying amounts represent fair value for "Cash equivalents." The "Receivable from affiliates, net" is not settled in cash nor is it Federated management's current plan to settle this item in cash and therefore, the Company is not able to determine its fair value.

(2)   TRANSACTIONS WITH RELATED PARTIES

As a matter of general policy, Federated manages most cash-related activities of its domestic subsidiaries on a centralized basis. As such, certain expenses of the Company, including tax expenses and other support services, are funded by another subsidiary of Federated and are allocated to the Company. Expenses allocated to the Company amounted to approximately $700 for the year ended December 31, 2006 and are included in "Operating expenses" on the Company's Statement of Income for 2006.

"Receivable from affiliates, net" on the Company's Balance Sheet represents the amount of fees and other revenue collected by another subsidiary of Federated on behalf of the Company in excess of expenses paid by this affiliate on behalf of the Company. There is no intention now or in the foreseeable future to settle the net intercompany receivable.

(3)   INCOME TAXES

Income tax expense for the year ended December 31, 2006 consisted of current federal and state taxes of $6,000 and $6,000, respectively. The Company's effective income tax rate for the year ended December 31, 2006, was 53.4%. This rate is higher than the Company's federal statutory income tax rate of 35.0% primarily due to state income taxes incurred during 2006. All tax-related balances due to or from affiliates are included in "Receivable from affiliates, net".

At December 31, 2006, the company had no significant temporary differences.

(4)   REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2006, the Company had net capital of $73,000, which was $68,000 in excess of its required net capital of $5,000.

(5)   MAJOR CUSTOMERS

The Company derived substantially all of its commission income for the year ended December 31, 2006 from one customer.

(6)   COMMITMENTS AND CONTINGENCIES

In 2005, Federated entered into settlement agreements with the Securities and Exchange Commission and New York State Attorney General to resolve the past mutual fund trading issues. Under the terms of the settlements, Federated paid for the benefit of fund shareholders a total of $80.0 million. In addition, Federated agreed to reduce the investment advisory fees on certain Federated funds by $4.0 million per year for the five-year period beginning January 1, 2006, based upon effective fee rates and assets under management as of September 30, 2005. Depending upon the level of assets under management in these funds during the five-year period, the actual investment advisory fee reduction could be greater or less than $4.0 million per year. For the year ended December 31, 2006, these fee reductions were approximately $4 million. Costs related to certain other undertakings required by these agreements will be incurred in future periods and the significance of such costs is currently not determinable.

(6)   COMMITMENTS AND CONTINGENCIES, continued

Since October 2003, Federated has been named as a defendant in twenty-three cases filed in various federal district courts and state courts involving allegations relating to market timing, late trading and excessive fees. All of the pending cases involving allegations related to market timing and late trading have been transferred to the U.S. District Court for the District of Maryland and consolidated for pre-trial proceedings. One market timing/late trading case was voluntarily dismissed by the plaintiff without prejudice.

The seven excessive fee cases were originally filed in five different federal courts and one state court. All six of the federal cases are now pending in the U.S. District Court for the Western District of Pennsylvania. The state court case was voluntarily dismissed by the plaintiff without prejudice.

All of these lawsuits seek unquantified damages, attorneys' fees and expenses. Federated is defending this litigation. The potential impact of these recent lawsuits and future potential similar suits is uncertain. It is possible that an unfavorable determination will cause a material adverse impact to Federated's reputation, financial position, results of operations and/or liquidity in the period in which the effect becomes reasonably estimable.

Federated's Consolidated Financial Statements for the year ended December 31, 2006 reflect $9.1 million for costs associated with various legal, regulatory and compliance matters, including costs related to Federated's internal review, costs incurred on behalf of the funds, costs incurred and estimated to complete the distribution of Federated's regulatory settlement and costs incurred and estimated to resolve certain of the above-mentioned ongoing legal proceedings. Accruals for these estimates represent management's best estimate of probable losses at this time. Actual losses may differ from the estimate, and such differences may have a material impact on Federated's consolidated results of operations, financial position or cash flows. Various expenses and accruals related to these matters were allocated to the Company and are included in the $700 of expense allocated for the year ended December 31, 2006, as discussed in Note 2.

In addition, Federated has other claims asserted and threatened against it in the ordinary course of business. These other claims are subject to inherent uncertainties. It is possible that an unfavorable determination will cause a material adverse impact on Federated's financial position, results of operations and/or liquidity in the period in which the effect becomes reasonably estimable.

Supplemental Information

SOUTHPOINTE DISTRIBUTION SERVICES INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2006
(dollars in thousands)

Computation of net capital:

Shareholder's equity			$	230
Deductions and/or charges:				
Nonallowable assets	$	156		
Haircut on securities owned		1		157
Net capital			$	73
Aggregate indebtedness			$	0

Computation of basic net capital requirement:

Minimum net capital required (greater of $5 or 6-2/3% of aggregate indebtedness)		$	5
Excess net capital		$	68
Ratio of aggregate indebtedness to net capital			0 to 1

Note: There were no material differences between the audited Computation
of Net Capital included in this report and the corresponding schedule
included in the Company's unaudited December 31, 2006 Part IIA FOCUS filing.

(The accompanying notes are an integral part of these financial statements.)

Statement Regarding Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

